UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 1-35166

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS HOME & SECURITY HOURLY

EMPLOYEE RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS HOME & SECURITY, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Table of Contents

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

December 31, 2020 and 2019

Note:

Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because such supplemental schedules are not applicable to the Fortune Brands Home & Security Hourly Employee Retirement Savings Plan.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Fortune Brands Home & Security Hourly Employee Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2020.

Chicago, Illinois

June 25, 2021

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

(Dollars in thousands)

	2020	2019
Assets
Plan’s interest in Fortune Brands Home & Security, Inc.
Defined Contribution Master Trust	$ 211,712	$ 189,601
Receivables
Company contributions	1,078	1,210
Participant contributions	271	11
Notes receivable from participants	8,211	9,080

Total receivables	9,560	10,301

NET ASSETS AVAILABLE FOR BENEFITS	$221,272	$199,902

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2020 and 2019

(Dollars in thousands)

	2020	2019

Additions
Change in Plan’s interest in Fortune Brands Home & Security, Inc. Defined Contribution Master Trust	$ 26,434	$ 37,143
Interest income on notes receivable from participants	462	496
Company contributions	7,891	8,023
Participant contributions	15,772	14,774
Rollover contributions	235	329

Total additions	50,794	60,765

Deductions
Benefits paid to participants	28,727	23,579

Net increase prior to transfers	22,067	37,186
Transfers from the Plan, net (See Note C)	(697)	(26,431)

NET INCREASE	21,370	10,755

Net assets available for benefits
Beginning of year	199,902	189,147

End of year	$ 221,272	$ 199,902

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

NOTE A—DESCRIPTION OF PLAN

The following provides a brief description of the Plan.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Fortune Brands Home & Security Hourly Employee Retirement Savings Plan (the “Plan”) is a tax-qualified defined contribution retirement plan covering eligible employees of Fortune Brands Home & Security, Inc. (“Fortune Brands”) and its operating companies.  The Plan is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement.  The Plan is maintained by Fortune Brands and is intended to comply with Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Fortune Brands Employee Benefits Committee serves as the Plan’s administrator (“Plan Administrator”).

Fortune Brands and each of its operating companies that participate in the Plan are referred to collectively as the “Companies” and individually as a “Company.”  Operating companies that participated in the Plan during the years ended December 31, 2020 and/or 2019 included: MasterBrand Cabinets, Inc. (“MasterBrand”); Woodcrafters Home Products, LLC (“Woodcrafters”); Norcraft Companies, L.P.; Moen Incorporated (“Moen”); Rohl LLC (“Rohl”); Victoria & Albert Bath LLC (“Victoria & Albert”); Therma-Tru Corp., which includes Fypon LLC (“Therma-Tru”); and Fiber Composites, LLC (“Fiberon”). Effective May 30, 2019, Therma-Tru is no longer a participating employer in the Plan.

Victoria & Albert was acquired by a subsidiary of Fortune Brands in October 2017. Effective on January 1, 2019, certain employees of Victoria & Albert became eligible to participate in the Plan.  Fiberon was acquired by a subsidiary of Fortune Brands in 2018.  Effective November 1, 2019, the assets, liabilities and account balances attributable to Fiberon hourly paid participants in the Fiber Composites, LLC 401(k) were merged into the Plan, while the assets, liabilities and account balances attributable to salaried paid Fiberon participants in the Fiber Composites, LLC 401(k) Plan were merged into the Fortune Brands Home & Security, Inc. Retirement Savings Plan (the “FBHS Retirement Savings Plan”).

The Plan’s assets are held in the Fortune Brands Home & Security, Inc. Defined Contribution Master Trust (the “Master Trust”), along with the assets of the FBHS Retirement Savings Plan, for investment purposes.  The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee” or “Fidelity”).

Contributions

Plan contributions are held by the Trustee and accumulated in individual participant accounts.  Pursuant to the terms of the Plan, participants may make tax-deferred contributions and/or Roth 401(k) contributions of up to 50% of their “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code). In 2020 and 2019, the sum of each participant’s annual tax-deferred contributions and Roth 401(k) contributions were limited by the Code to $19.5 and $19.0, respectively. During the year in which a participant attains age 50 (and in subsequent years), the participant may elect to make additional unmatched, pretax “catch up” contributions and/or Roth “catch up” contributions. In 2020 and 2019, participants that met this requirement were permitted to make “catch up” contributions of up to $6.5 and $6.0, respectively.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

The Plan permits participants to make after-tax contributions, and to elect to automatically make after-tax contributions after reaching the dollar limitation on tax-deferred contributions and/or Roth 401(k) contributions. The sum of tax-deferred, Roth 401(k) contributions and after-tax contributions may not exceed 50% of the participant’s total eligible compensation (lower limitations apply to participants who are highly compensated employees).

Participants eligible to make tax-deferred contributions and/or Roth 401(k) contributions may roll over balances from another eligible tax-qualified retirement plan or individual retirement account into the Plan.  Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan are automatically enrolled and are deemed to have elected to make tax-deferred contributions equal to 3% of their eligible compensation.  In addition, participants who are automatically enrolled have their contribution rate increased by 1% (unless it would cause the participant’s deferral rate to exceed 6%) annually in May unless they affirmatively declined participation in the automatic increase program. Participants that affirmatively elect to participate in the automatic deferral increase program may elect to increase their contributions by between 1% and 6% each year until they reach the maximum allowable percentage described above.  Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase programs at any time.

The Companies, except Therma-Tru and Woodcrafters, provide a matching contribution (in varying amounts stated in the Plan) on a participant’s elective contributions.  During 2019, Therma-Tru provided a Qualified Nonelective Contribution (“QNEC”) to each of its eligible employees.  MasterBrand made profit-sharing contributions on behalf of eligible employees at its Kinston location in 2020 and 2019. In addition, Moen, Rohl and Victoria & Albert made a profit-sharing contribution on behalf of its eligible employees in 2020 and 2019.

The Plan makes various investment funds available to participants to direct the investment of their accounts, including a Company stock fund, which gives participants the option to purchase shares of Fortune Brands Common Stock.  The Plan has designated the Fortune Brands Home & Security Common Stock Fund in the Plan as being held by an employee stock ownership plan (“ESOP”).

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by Company and participant contributions (including rollovers) and decreased by the amount of withdrawals and distributions.  Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participant contributions and earnings on those contributions vest immediately. QNECs and earnings on those contributions vest immediately. For all Companies that provide a matching contribution, except for Rohl, vesting in the Company matching contribution and earnings on those contributions occurs upon the earliest of the following: (1) retirement under a Company pension plan or after attainment of age 55 and 5 years of service; (2) death; (3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault, and (6) after one year of service.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

Vesting in matching contributions made on behalf of Rohl employees prior to August 1, 2017 and earnings on those contributions occurs on the first of the following: (1) attainment of age 59-1/2; (2) termination of employment by reason of disability; (3) death; and (4) completion of five years of vesting service. Vesting in matching contributions made by Fiberon employees prior to November 1, 2019 and earnings on those contributions occurs on the first of the following: (1) termination of employment by reason of disability; (2) death; and (3) completion of five years of vesting service.

MasterBrand employees at the Kinston location that participate in the Plan are 100% vested in their profit-sharing contributions at all times and Moen employees are 100% vested in their profit-sharing contributions after completing three years of service.

Forfeitures

Forfeited non-vested accounts totaled $105 and $341 on December 31, 2020 and 2019, respectively.  These accounts are used to reduce future Company contributions or to pay Plan expenses.  Forfeitures totaling $420 were used to reduce Company contributions in 2020.  Forfeitures were not used to reduce Company contributions in 2019.  Plan expenses were reduced by $109 and $41 during the years ended December 31, 2020 and 2019, respectively, from forfeited non-vested accounts.

Notes Receivable from Participants

A participant may apply for up to two loans of at least $1 each from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts). Loan amounts may not exceed the lesser of one-half of the participant’s vested balance or $50 where the maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding twelve months.  The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence, in which case the term of the loan shall not exceed ten years.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made through payroll deductions so that the loan is repaid evenly over the term of the loan.

Distributions and Withdrawals

Benefits are distributed from a participant’s account upon a participant’s death, retirement or other termination of employment and may be payable in cash (generally, in a lump sum or installment payments and in some cases in the form of an annuity) or rolled over (into a traditional or Roth IRA).  The Plan also permits in-service withdrawals to be made by participants who are employed by one of the Companies and who have incurred a “hardship” as defined in the Plan, who have attained age 59-1/2, or who are performing qualified military service, as described in the Plan.

CARES Act

In response to the ongoing financial impact to many employees, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) provided several relief provisions for tax-qualified retirement plans.  The Plan adopted several of these provisions during 2020, including (1) increasing the loan borrowing limit to $100 or 100% of a participants vested balance for loans between March 27, 2020 through September 23, 2020,  (2) for all new or existing plan loans, delaying for up to one year repayments between March 27, 2020 and December 31, 2020, (3) permitting participants to take up to $100 in coronavirus related distributions by

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

December 31, 2020, which are exempt from the 10% early withdrawal penalty and taxable over three years, and (4) waiving the required minimum distribution payments for 2020.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the changes in net assets available for Plan benefits and, when applicable, the disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be (i) received to sell an asset, or (ii) paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.
2.	Quoted prices for identical or similar assets or liabilities in inactive markets.
3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).
4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s interest in the Master Trust at December 31, 2020 and 2019 is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2020 and 2019.

The investments held by the Master Trust are valued as follows:

Interest bearing cash:  Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the plan at year end, which is obtained from an active market.

Collective trust funds:  Valued at the NAV of units of each bank collective trust. The NAV is used as a practical expedient to estimate fair value.  The NAV, as provided by the trustee, is based on the fair value of the underlying investments held by the funds less their liabilities.  As of December 31, 2020 and 2019, there is no intention to sell or otherwise dispose of the investments in collective trust funds at prices different than their respective NAV.  Participant transactions (purchases and sales) may occur daily.  Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations would be carried out in an orderly business manner.

Common stock:  Valued at the closing price reported on the active market on which the security is traded.

Self-directed brokerage accounts:  Valued based on the underlying holdings which consist of similar investment types as those investments described above.  The valuation is consistent and in accordance with the valuation methods described above.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

See Note D – Interest in Master Trust for the investments held in the Master Trust as of December 31, 2020 and 2019, by level within the fair value hierarchy.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses was recorded as of December 31, 2020 or 2019.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis.  Dividend income is accrued on the ex-dividend date.  Interest income is recorded on the accrual basis.  Net realized and unrealized appreciation, along with dividend income and interest income (excluding interest income on notes receivables from participants) are recorded in the accompanying statements of changes in net assets available for benefits as change in Plan’s interest in Master Trust. In addition, the Plan permits participants to have their proportional interest in dividends paid on stock held in the Fortune Brands Home & Security Common Stock Fund either distributed to them in cash or reinvested in that fund.

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Administrative Expenses

Certain investment expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts and are recorded in the accompanying statements of changes in net assets available for benefits as change in Plan’s interest in Fortune Brands Home & Security Inc. Defined Contribution Master Trust.  Participants’ accounts are directly charged for certain administrative expenses and any remaining expenses incurred are paid directly by the Plan’s suspense account.

NOTE C—TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the FBHS Retirement Savings Plan occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between the Companies.  Effective May 30, 2019, hourly paid employees of Therma-Tru, along with their assets, liabilities and account balances, were transferred from the Plan to the FBHS Retirement Savings Plan. Effective November 1, 2019, the assets, liabilities and account balances attributable to Fiberon hourly paid participants in the Fiber Composites, LLC 401(k) were merged into the Plan. Total transfers from the Plan were $907 and $29,890 for the years ended December 31, 2020 and 2019, respectively. Total transfers into the Plan were $210 and $3,459 for the years ended December 31, 2020 and 2019, respectively.

NOTE D—INTEREST IN MASTER TRUST

The investments of the Master Trust are maintained under a trust agreement with the Trustee.  The Plan and the FBHS Retirement Savings Plan each have a divided interest in the Master Trust. The value of the Plan’s

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

interest is based on the beginning of the year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses.  Investment income relating to the Master Trust is allocated to the individual plans on a prorated basis.

The Master Trust’s net assets and the Plan’s interest in the Master Trust’s net assets at December 31, 2020 and 2019 were as follows:

	2020		2019
	Master Trust	Plan’s Interest	Master Trust	Plan’s Interest
Investments, at fair value
Interest bearing cash	$ 136	$ 136	$ 23,370	$ 4,647
Mutual funds	446,337	71,420	411,091	65,919
Collective trust funds	576,830	135,247	479,423	114,751
Common stock	36,605	3,961	32,367	3,559
Self-directed brokerage accounts	20,906	948	15,751	659
Total investments	1,080,814	211,712	962,002	189,535

Other receivable	—	—	83	66

Total net assets of the Master Trust	$ 1,080,814	$ 211,712	$ 962,085	$ 189,601

The net appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2020 and 2019, were as follows:

	2020	2019

Net appreciation in fair value	$129,011	$175,117
Interest income	142	538
Dividend income	14,777	12,424
Administrative expenses	(1,406)	(1,381)

Master Trust net investment income	$142,514	$186,698

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2020 and 2019:

	2020
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$136	$—	$—	$ 136
Mutual funds	446,337	—	—	446,337
Common Stock	36,605	—	—	36,605
Self-directed brokerage accounts	17,998	2,908	—	20,906

Total investments in the fair value hierarchy	$501,076	$2,908	$—	$503,984

Investments measured at NAV
Collective trust funds (a)				576,830
Total investments at fair value				$1,080,814

	2019
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$23,370	$—	$—	$ 23,370
Mutual funds	411,091	—	—	411,091
Common Stock	32,367	—	—	32,367
Self-directed brokerage accounts	13,340	2,411	—	15,751

Total investments in the fair value hierarchy	$480,168	$2,411	$—	$482,579

Investments measured at NAV
Collective trust funds (a)				479,423
Total investments at fair value				$962,002

(a)

Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.  Redemption from these funds is permitted with 30-days’ notice and for one fund with 12 to 30 months’ notice.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

NOTE E—RISKS AND UNCERTAINTIES

The Plan provides for various investments in any combination of stocks, mutual funds and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

In March 2020, the World Health Organization announced a global pandemic related to the novel coronavirus (“COVID-19”), triggering volatility in financial markets and a significant negative impact on the global economy. The Plan’s investments experienced volatility during the 2020 in line with market conditions.  The continued economic impact of the COVID-19 pandemic is uncertain and any ongoing impact to the Plan cannot be estimated at this time.

NOTE F—TAX STATUS

On January 17, 2018, the Internal Revenue Service (“IRS”) has determined and informed the Plan by letter, that the Plan and related trust, as then designed, was in compliance with applicable requirements of the Code.  The Plan has been amended and restated since receiving the determination letter.  However, the Plan Administrator believes that the Plan is currently designed and continues to be operated in compliance with the applicable requirements of the Code, and therefore, believe the Plan is qualified, and the related trust is tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  On December 22, 2020, the Plan applied to the IRS for a new determination letter, but the IRS has not yet reviewed and approved the application.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

NOTE G—RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by Fidelity Investments.  Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also holds shares of Fortune Brands Common Stock.

Fees have been paid to Fidelity by the Plan for record-keeping and investment management services for the years ended December 31, 2020 and 2019.

NOTE H—PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time. Fortune Brands, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

NOTE I—SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events through June 25, 2021, which is the date the financial statements were available to be issued, and there were no material subsequent events that required recognition or additional disclosures in these statements.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

SCHEDULE H, LINE 4I—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

(Dollars in thousands)

	(b) (c)		(e)
	Description and identity of issue,	(d)	Current
(a)	borrower, lessor or similar party	Cost**	value
Participant loans -
*	Interest rates ranging from 3.25% to 7.50%		$8,211

*Indicates a party-in-interest to the Plan.

**Cost information omitted for investments that are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS HOME & SECURITY HOURLY
EMPLOYEE RETIREMENT SAVINGS PLAN

June 25, 2021	By:	/s/ Sheri R. Grissom
Sheri R. Grissom
Employee Benefits Committee of
Fortune Brands Home & Security, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm